September 9, 2019

Robert Machinist
Chief Executive Officer
Troika Media Group, Inc.
101 S. La Brea Avenue
Los Angeles, CA 90036

       Re: Troika Media Group, Inc.
           Draft Registration Statement on Form S-1/A
           Amended on August 30, 2019
           CIK No. 0001021096

Dear Mr. Machinist:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Financial Statements
Note 2 - Acquisitions, page F-13

1. We note in your response to comment 7, it is your intention to not file the financial statements of Mission in the public filing of your Form S-1. We also note the closing date of the Mission Group purchase was June 29, 2018, the most recently completed fiscal year at the date of acquisition was June 30, 2017, and the total estimated fair value of the consideration approximately $31 million. Please advise us and provide us your tests of significance, calculated in accordance with the guidance in Rule 8-04 of Regulation S-X, or confirm to us that you will in fact include the audited financial statements within the public filing of your Form S-1 in accordance with Item 11 of Form S-1. In this regard, we
 Robert Machinist
Troika Media Group, Inc.
September 9, 2019
Page 2
      note an audited balance sheet of Mission would not be required since the audited balance sheet of the registrant is as of a date after the consummation of the acquisition. Similarly, upon filing an audited income statement for the fiscal year ended June 30, 2019, it would only be necessary to file an audited income statement of Mission for its most recent pre-
      acquisition year end and the subsequent interim period. Also, please note that significance should be determined using amounts for both the acquired business and the registrant determined in accordance with U.S. GAAP.
2. Please clarify in the disclosure accompanying the unaudited pro forma operating results if the information for Mission Media Holdings Ltd is reported under US GAAP and advise
      us.
        You may contact Charles Eastman, Staff Accountant, at 202-551-3794, or Robert
Littlepage, Accounting Branch Chief, at 202-551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff
Attorney, at 202-551-3415, or Celeste Murphy, Legal Branch Chief, at 202-551-3257, with any other questions.



                                                            Sincerely,
FirstName LastNameRobert Machinist
                                                            Division of
Corporation Finance
Comapany NameTroika Media Group, Inc.
                                                            Office of
Telecommunications
September 9, 2019 Page 2
cc:       Elliot Lutzker
FirstName LastName